

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 20, 2010

Via Facsimile and U.S. Mail

Mr. Richard E. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA   01440-3338

>   **Re: Precision Optics Corporation, Inc.**
>   **Form 10-K/A for fiscal year ended June 30, 2009**
>   **Filed May 14, 2010**
>   **File No. 1-10647**

Dear Mr. Forkey:

    We have reviewed your response letter dated May 14, 2010 and have the following additional comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended June 30, 2009

Management's Annual Report on Internal Control over Financial Reporting, page 45

1.   Please refer to prior comment 4. We note the disclosure added in the third paragraph of this section to provide management's conclusion regarding the effectiveness of your internal control over financial reporting as of June 30, 2009. However, we reiterate the disclosure "including internal control over financial reporting" that we previously referenced from the Evaluation of Disclosure Controls and Procedures section may not be appropriate and may be confusing to investors. Please revise your future filings to remove the confusing language from that section, and revise this section to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308T(a)(1) of Regulation S-K.

2.   Please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                                        Sincerely,

                                        Lynn Dicker
                                        Reviewing Accountant